Exhibit (a)(1)(U)
Script for Voicemail to Starbucks Partners Regarding Stock Option Exchange Program
Hi Partners, Cliff here with a reminder that the Stock Option Exchange Program is scheduled to expire on Friday, May 29, at 5:00 p.m., Pacific time. The stock option exchange program is a voluntary, one-time opportunity for eligible partners to surrender eligible outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price. It’s a way to reward our partners’ contributions by allowing them to benefit from potential increases in our stock price.
The exchange offer packets were sent in early May to eligible partners. In addition to the information contained in the packet, I want to make sure that you are aware of other available resources so you can make an informed decision about whether to participate.
By logging onto LifeAtSbux.com you can access a pre-recorded Stock Option Exchange Presentation which will help you in understanding the key components of how the exchange program works, and how to participate. You will be guided through the presentation with an audio explanation of the material. Please make your teams aware of this resource as well.
If you choose to participate you may do so either online or by hard copy. Check your packets or LifeAtSbux.com for details.
Thanks for listening.
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